SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Exabyte Corporation
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

300615101
(CUSIP Number)

John R. Garrett
Meritage Investment Partners, LLC
1600 Wynkoop, Suite 300
Denver, Colorado 80202
(303) 352-2040
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300615101

1.     Names of Reporting Persons.

      Meritage Private Equity Fund, L.P.

      I.R.S. Identification Nos. of above persons (entities only)

      06 153 8889

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

      (A)
      (B)

3.     SEC Use Only

4.     Source of Funds (See Instructions)    WC

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.     Citizenship or Place of Organization      Delaware

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	48,064,946 48,064,946

11.     Aggregate Amount Beneficially Owned by Each Reporting Person      48,064,946

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)      46.0%

14.     Type of Reporting Person (See Instructions)      PN

CUSIP No. 300615101

1.     Names of Reporting Persons.

      Meritage Private Equity Parallel Fund, L.P.

      I.R.S. Identification Nos. of above persons (entities only)

      84 150 5554

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

      (A)
      (B)

3.     SEC Use Only

4.     Source of Funds (See Instructions)      WC

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.     Citizenship or Place of Organization      Delaware

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	5,876,554 5,876,544

11.     Aggregate Amount Beneficially Owned by Each Reporting Person      5,876,554

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)      6.0%

14.     Type of Reporting Person (See Instructions)      PN

CUSIP No. 300615101

1.     Names of Reporting Persons.

      Meritage Investment Partners, LLC

      I.R.S. Identification Nos. of above persons (entities only)

      06 152 6863

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

      (A)
      (B)

3.     SEC Use Only

4.     Source of Funds (See Instructions)      N/A

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.     Citizenship or Place of Organization       Colorado

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	54,818,597 54,818,597

11.     Aggregate Amount Beneficially Owned by Each Reporting Person      54,818,597

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)      52.0%

14.     Type of Reporting Person (See Instructions)      OO

Introductory Statement

                This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Exabyte Corporation, a Delaware corporation (“Exabyte”). This amended statement is filed by (i) Meritage Investment Partners, LLC, a Colorado limited liability company (“Meritage”), by virtue of its status as the sole general partner of Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P. and Meritage Entrepreneurs Fund, L.P. (collectively, the “Meritage Funds”), and (ii) each of Meritage Private Equity Fund, L.P. (the “Fund”) and Meritage Private Equity Parallel Fund, L.P. (the “Parallel Fund”), by virtue of its direct ownership of Exabyte securities. Meritage, the Fund and the Parallel Fund are referred to collectively as the “Reporting Persons.” Items 2, 3, 4, 5, 6 and 7 of the statement on Schedule 13D previously filed by Meritage and the Fund are amended as follows.

                Item 2. Identity and Background

                No change except for the addition of the following:

This Schedule 13D is also filed by the Parallel Fund, which is a Delaware limited partnership, by virtue of its direct ownership of Exabyte securities. The Parallel Fund is a private equity investment fund specializing in telecommunications investments. The principal offices of the Parallel Fund are located at 1600 Wynkoop Street, Suite 300, Denver, CO 80202.

During the last five years, the Parallel Fund: (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (2) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                Item 3. Source and Amount of Funds or Other Consideration

                No change except for the addition of the following:

Pursuant to the terms of the Guarantor Agreement between the Fund and Exabyte previously filed as an exhibit to this Schedule 13D, the Meritage Funds are entitled to receive 11,250,000 shares of Common Stock as additional consideration for the Fund’s execution of the Overadvance Guaranty previously filed as an exhibit to this Schedule 13D. The Fund agreed to defer receipt of 3,336,073 of such shares pursuant to the Contribution Agreement with Exabyte and the other guarantors attached hereto as Exhibit 11, and the remaining 7,913,927 shares of Common Stock issuable pursuant to the Guarantor Agreement were issued to the Meritage Funds on November 14, 2003.

                Item 4. Purpose of Transaction

                No change except for the addition of the following:

The Reporting Persons acquired the shares of Common Stock reported in Item 5 pursuant to the Guarantor Agreement as consideration for the Overadvance Guaranty. The Reporting Persons intend to continuously review their investment in Exabyte, and depending upon their evaluation of the Exabyte’s prospects and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Common Stock or other Exabyte securities, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Common Stock or other Exabyte securities held by such person, or cease buying or selling Common Stock or other Exabyte securities. Any such additional purchases or sales of the Common Stock or other Exabyte securities may be in open market or privately-negotiated transactions or otherwise.

                Item 5. Interest in Securities of the Issuer

                No change except for the addition of the following:

On November 14, 2003, Meritage transferred to the Meritage Funds a total of 33,750,000 shares of Common Stock previously acquired by it pursuant to the Guarantor Agreement, and the Company issued to the Meritage Funds a total of 7,913,927 additional shares of Common Stock pursuant to the Guarantor Agreement. Such transfers and issuances were made to the Meritage Funds on a pro rata basis.

As a result of these transactions, (i) the Fund directly beneficially owns a total of 48,064,946 shares of Common Stock, including 7,939,135 shares issuable upon conversion of shares of Exabyte’s Series H and Series I Preferred Stock held by the Fund and 87,680 shares issuable upon exercise of a warrant held by the Fund, (ii) the Parallel Fund directly beneficially owns a total of 5,876,554 shares of Common Stock, including 970,661 shares issuable upon conversion of shares of Exabyte’s Series H and Series I Preferred Stock held by the Parallel Fund and 10,720 shares issuable upon exercise of a warrant held by the Parallel Fund, and (iii) Meritage Entrepreneurs Fund, L.P. directly beneficially owns a total of 877,097 shares of Common Stock, including 144,874 shares issuable upon conversion of shares of Exabyte’s Series H and Series I Preferred Stock held by the Entrepreneurs Fund and 1,600 shares issuable upon exercise of a warrant held by the Entrepreneurs Fund.

By virtue its status as the sole general partner of the Meritage Funds, Meritage may be deemed to indirectly beneficially own a total of 54,818,597 shares of Common Stock beneficially owned by the Meritage Funds (including shares issuable upon conversion of Exabyte’s Series H and Series I Preferred Stock and the exercise of warrants held by the Meritage Funds). Giving effect to the conversion of all such Series H and Series I Preferred and the exercise of such warrants, (i) Meritage may be deemed to indirectly beneficially own approximately 52.0% of the outstanding Common Stock, (ii) the Fund may be deemed to directly beneficially own approximately 46.0% of the outstanding Common Stock, and (iii) the Parallel Fund may be deemed to directly beneficially own approximately 6.0% of the outstanding Common Stock (in each case determined by dividing the total number of shares directly or indirectly beneficially owned by the Reporting Person by the sum of (x) the 88,451,109 shares of Common Stock outstanding as of November 7, 2003, plus (y) the 7,913,927 shares issued to the Meritage Funds on November 14, 2003, plus (z) the shares issuable upon conversion of the preferred stock and exercise of the warrants held by the Reporting Person).

Each of the Meritage Funds has the sole power to vote, or direct the voting of, the Common Stock beneficially owned by it and the sole power to dispose of, or to direct the disposition of, the Common Stock beneficially owned by it. Notwithstanding the foregoing, pursuant to their respective limited partnership agreements, the Meritage Funds are required to participate in all acquisition and disposition transactions on a pro rata basis.

                The information in Item 3 of this amendment is incorporated herein by reference.

                Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                No change except for the addition of the following:

The Fund, Exabyte and certain other Exabyte stockholders entered into a Contribution Agreement pursuant to which the Fund and the other Exabyte stockholders agreed to defer, under certain circumstances, the issuance of Common Stock under the Guarantor Agreement. The foregoing summary of the Contribution Agreement is qualified in its entirety by reference to the text of Exhibit 11, which is incorporated herein by such reference.

                Item 7. Material to be Filed as Exhibits

                Exhibit Number Description

11	Contribution Agreement dated as of July 18, 2003 among Exabyte Corporation, Meritage Private Equity Fund, L.P., Tom Ward, Crestview Capital Fund II, L.P. and Builder Investment Partnership.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Meritage Private Equity Fund, L.P. Meritage Private Equity Parallel Fund, L.P. Meritage Investment Partners, LLC

Date: November 19, 2003	/s/ Laura I. Beller Laura I. Beller, Managing Member of Meritage Investment Partners, LLC, general partner of Meritage Private Equity Fund, L.P. and Meritage Private Equity Parallel Fund, L.P.

Exhibit 11 to Schedule 13D

CONTRIBUTION AGREEMENT

                CONTRIBUTION AGREEMENT dated July 18, 2003 among (i) Exabyte Corporation, a Delaware corporation (the “Company”), (ii) Meritage Private Equity Fund, L.P., (iii) Tom Ward, (iv) Crestview Capital Fund II, L.P., and (v) Builder Investment Partnership (each a “Guarantor” and, collectively, the “Guarantors”).

                Each of the Guarantors is a party to an Overadvance Guaranty and related Subordination Agreement in favor of Silicon Valley Bank (the “Bank”) whereby each such Guarantor severally guarantees the repayment of a portion of overadvances under the Bank’s credit facility with the Company. This Agreement evidences, among other things, the obligation of the Guarantors to participate ratably in any liabilities arising from the enforcement of the various Overadvance Guaranties.

                Therefore, in consideration of the mutual undertakings set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

                Section 1.      Agreement to Contribute. In the event that any Guarantor is called upon to honor its Overadvance Guaranty (a “Guarantee Claim”), each Guarantor agrees to contribute its ratable portion of such Guarantee Claim such that, following such contribution, each Guarantor shall have supplied funds in an amount equal to the amount of such Guarantee Claim multiplied by a fraction, the numerator of which is the Maximum Guarantee Amount of such Guarantor (as defined in such Guarantor’s Overadvance Guaranty) and the denominator of which is the aggregate of the Maximum Guarantee Amounts of all Guarantors. Upon such contribution, each Guarantor will be deemed for all purposes to have honored its Overadvance Guaranty in an amount equal to the amount of such contribution.

                Section 2.      Sharing of Expenses. In the event that any Guarantor is called upon to reimburse the Bank’s expenses pursuant to its Overadvance Guaranty or otherwise incurs expenses in defense of a Guarantee Claim for the benefit of all Guarantors, each Guarantor agrees to bear or reimburse its ratable portion of such expenses (determined in the manner set forth in Section 1 above).

                Section 3.      Deferral of Receipt of Certain Shares. The Guarantors are party to Guarantor Agreements with the Company providing for the issuance of shares of the Company’s Common Stock as consideration for the Overadvance Guaranties. In the event that the maximum number of such shares is issued pursuant to the respective Guarantor Agreements, the consent of the holders of the Company’s outstanding preferred stock may be required. The Company hereby agrees to issue all shares of Common Stock that it is obligated to issue under the respective Guarantor Agreements prior to September 15, 2003 (which shares may be issued without stockholder approval), and thereafter to issue the maximum number of shares that it may issue under the respective Guarantor Agreements without stockholder approval, which shares shall be issued on a pro rata basis among the Guarantors based on the respective maximum numbers of shares to which they are entitled, and the Guarantors hereby agree to defer receipt of the balance of such shares until the earlier of (x) such time as such shares may be issued without stockholder approval due to an increase in the number of outstanding shares, (y) the consent of the holders of the Company’s preferred stock to such issuance is received, or (z) the Company authorizes a sufficient number of shares of non-voting Common Stock to issue to the Guarantors in lieu of voting Common Stock. The Company agrees to exercise its best efforts to accomplish one of the foregoing alternatives no later than December 31, 2003.

* * * * *

                IN WITNESS WHEREOF, the undersigned have executed this Contribution Agreement as of the date set forth above.

EXABYTE CORPORATION

By: __________________________________
Title:

MERITAGE PRIVATE EQUITY FUND, L.P.

By Meritage Investment Partners, LLC
         Its General Partner

By: __________________________________
Title:

BUILDER INVESTMENT PARTNERSHIP

By: __________________________________
Title: Allen A. Builder, General Partner

CRESTVIEW CAPITAL FUND II, L.P.

By: __________________________________
Title:

__________________________________
Tom Ward